UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2025

Sendas Distribuidora S.A.

By: /s/ Aymar Giglio Junior

Name: Aymar Giglio Junior

Title: Vice President of Finance

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Investor Day ASSAÍ 2025

ASSAÍ
ATACADISTA

Para todos, de Sol a Sol.



Investor Day ASSAÍ 2025

GABRIELLE HELÚ

INVESTOR RELATIONS DIRECTOR


ASSAÍ

AGENDA

- **Assaí and the current environment**
- **Initiatives in progress**
  - In-store Efficiency
  - Commercial activity efficiency
  - Segmented Communication and Retail Media
- **Financial Performance and Perspectives**
- **Assaí Value Ecosystem Enablers**
  - Technology driving the core and innovation
  - Initiatives in people management and Sustainability Strategy
- **Coffee Break** (15 minutes)
- **New Growth Avenues**
  - Financial Services
  - Health & Wellness
  - Private Label
- **Q&A**
- **Closing**

ASSAÍ ATACADISTA

Q&A

SUBMIT YOUR QUESTION:



Investor Day ASSAÍ 2025

OSCAR BERNARDES

CHAIRMAN OF THE BOARD OF DIRECTORS

ASSAÍ ATACADISTA

Investor Day ASSAÍ 2025



BELMIRO GOMES

CEO

ALWAYS **EVOLVING,** TODAY ASSAÍ IS...

THE LARGEST AND MOST PRESENT
Brazilian food retail company[1]

The most
VALUABLE BRAND
in the country's retail sector: **R$ 12 billion**[2]

~40M
customer flow per month[3]

~60%
household penetration in Greater São Paulo[4]

[1] Abras and NielsenIQ Homescan
[2] Interbrand, Brand Finance and TM20 + Infomoney
[3] One ticket equals 1.5 customers
[4] NielsenIQ Homescan

WITH SALES EXCELLENCE,
WE DELIVER STRONG REVENUE GROWTH

Assaí Gross Revenue Evolution

R$ Billion


NPS
53
2021
NPS
73
2025
19%
(CAGR 19-25)
30
39
46
60
73
81
84
~2X
vs 2021

	2019	2020	2021	2022	2023	2024	Sep/25 LTM
TOTAL STORES	166	184	212	263	288	302	304
New Stores	22	19	28	60	27	15	10E
Conversions (66 hypermarket conversions as announced in 2021)				47	17	2	
Leverage		2.34x	3.85x	4.37x	3.80x	3.04x	~2.6xE

140 STORES IN 5 YEARS

Note: E = Estimated, according to projections included in the Company's Reference Form. Source: Assaí

IN FOOD RETAIL...

ASSAÍ IS THE LARGEST SELF-SERVICE WHOLESALER

Sales Performance[1]

(R$ Billion, 2024)



81
79
30
27
21
20
17
15
11
11
10
ASSAI ATACADISTA
ATACADÃO
mateus
Carrefour Varejo
BH
GPA
Muffato.com
GRUPO PEREIRA
Mart Minas
cencosud
koch

[1]Excludes revenue from the wholesale-distributor format of Atacadão and Mateus | Source: Adapted from ABRAS 2025 ranking (values refer to 2024)

...AND IN THE CASH AND CARRY SEGMENT

ASSAÍ HAS THE HIGHEST SALES PER SQM

Monthly sales[1] per sqm – Top 10 Cash and Carry

(R$ Thousand/m², 2024)



4.4
4.2
3.7
3.4
3.4
2.9
2.8
2.8
2.5
2.1
ASSAÍ
mateus
novo
tenda atacado
Atakarejo
DIA A DIA
Roldão
SPANI
Mart Minas

[1]Excludes revenue from the wholesale-distributor format of Atacadão and Mateus | Source: Adapted from ABRAS, ABAAS

ASSAÍ'S CUSTOMER BASE IS DIVERSE,
WITH CUSTOMER SEGMENTS WITHIN INDIVIDUAL AND CORPORATE PROFILES

ASSAÍ IS A PORTRAIT OF BRAZIL



CLIENTS B2C
29% 3 residents per household
25% 4 residents per household
23% 2 residents per household
18% 5+ residents per household
6% 1 resident per household
Class A¹: 44%
Brazil consumption²: 52%
Class C¹: 47%
Brazil Consumption²: 37%
Class DE¹: 9%
Brazil Consumption²: 11%
CLIENTS B2C
FLOW: 84%
SALES: 58%
CLIENTS B2B
23% Restaurants
21% Small grocery stores
13% Snack bars
11% Convenience stores
6% Pizzerias
6% Bakeries
6% Bar
14% Others
Food Service: 62%
Resellers: 35%
Users: 3%
CLIENTS B2B
FLOW: 16%
SALES: 42%
ASSAÍ ATACADISTA
Brazilian population³: AB = 19% C = 31% DE = 50%

¹Trends Consultancy Study 2024
²IPC Maps 2021; Company Data and Qualibest Research
³IBGE Data

HIGHLY PULVERIZED MARKET WITH GROWTH OPPORTUNITIES

Market Share

(Food Market Universe)


6% - 8%
Assaí
20% – 25%
C&C
Food Market
Gross Revenue
R$ 1.0 TO 1.3 TRILLION[1]
Other Formats
75% – 80%


20 Stores
North
5.7% 11.3%
82 Stores
Northeast
13.8% 23.5%
Midwest
10.6% 7.9%
28 Stores
Southwest
16.6% 14.9%
166 Stores
75 Stores
10 Stores
Southeast
53.3% 42.4%
Greater São Paulo
15.4% 10.6%
Total GDP[2]
Population[2]

[1]ABRAS data; Nielsen;
[2]IBGE data

ASSAÍ IS DEMOCRATIC **AND IS THE ESSENCE OF BRAZIL**

ASSAÍ IS A PORTRAIT OF BRAZIL

In the regions where it operates, Assaí has a homogeneous penetration among different sections of the Brazilian population[1]

CLIENTS
PF


Penetration of Assaí customers
SOCIAL CLASS
A 62%
B 64%
C 58%
DE 53%
GENDER
Female 61%
Male 60%
Other/Prefer not to say 51%
AGE GROUP
18 to 24 56%
25 to 29 61%
30 to 39 63%
40 to 49 62%
50 to 60 61%
60+ 54%

[1]Online survey conducted between August and December 2024, with a sample in the states of SP, RJ, MG, BA, PE, CE, MA, AM, and PA, in municipalities with the presence of an Assaí store. N = 18,736. Respondents who indicated that they had made a purchase on the network at least once in the 6 months prior to filling out the questionnaire were considered Assaí customers.

"Maintaining the **Selic rate at 15%**"

Source: CNN

"Inflation causes **58%** of Brazilians to reduce food purchases"

Source: Folha de S. Paulo

"Volume of products sold in food retail **drops 3.6%** in September 2025"

Source: Scanntech

"Spending on online gambling in Brazil reaches **R$ 360 billion** per year in 2025"

Source: Infomoney

HOWEVER, THE CONSUMER LANDSCAPE PRESENTS **CHALLENGES...**

"**~80 million** Brazilians are in default"

Source: CNN

"**72%** of Brazilians experienced a **drop in purchasing power**"

Source: CNN

"**Labor shortages** in the retail sector are the highest in the last 5 years"

Source: G1

"GLP-1 **changes Brazilians' diet** and **impacts** the food industry"

Source: Exame

B2B CUSTOMERS ARE IMPACTED BY THE CURRENT CONSUMPTION SCENARIO

ESPECIALLY THOSE EXPOSED TO LOWER-INCOME CLASSES

Modern Retail[1]:
+2.7%

Food Service[2]:
-4.9%

Small Retail[1]:
-8.3%

Bars[1]:
-12.6%

[1]Nielsen IQ Retail Index 3T25; /2Abrasel and Stone set/25

THE CONSUMER ADOPTS STRATEGIES TO OVERCOME **THE CHALLENGES OF FILLING THE SHOPPING CART**

1

Shifts part of their consumption toward **lower-priced** categories

2

Seeks **new product** options

3

Choose brands that work well **pricing and promotional strategies**

4

Uses **different buying channels**



ASSAI
ATACADISTA

SAME PRODUCTS, **DIFFERENT BRANDS**

PRICE DIFFERENCE

42%


Leading brand
91 kg
R$ 817.00
VS
First price
91 kg
R$ 475.00

CONSUMPTION IS CYCLICAL, BUT RESILIENT

FOOD SECTOR SALES IN REAL TERMS


PMC SUPERMARKETS AND HYPERMARKETS
PMC LINEAR TREND
120,00
100,00
80,00
60,00
40,00
20,00
0,00
Global financial crisis
Brazilian recession
COVID-19 Pandemic
2003.01
2003.06
2003.11
2004.04
2004.09
2005.02
2005.07
2005.12
2006.05
2006.10
2007.03
2007.08
2008.01
2008.06
2008.11
2009.04
2009.09
2010.02
2010.07
2010.12
2011.05
2011.10
2012.03
2012.08
2013.01
2013.06
2013.11
2014.04
2014.09
2015.02
2015.07
2015.12
2016.05
2016.10
2017.03
2017.08
2018.01
2018.06
2018.11
2019.04
2019.09
2020.02
2020.07
2020.12
2021.05
2021.10
2022.03
2022.08
2023.01
2023.06
2023.11
2024.04
2024.09
2025.02
2025.07

Source: IBGE/PMC. Seasonally adjusted index (2022 average = 100)

AND SOME ASPECTS ARE FUNDAMENTAL
TO GAINING CUSTOMERS

CLIENTS B2C

- Low prices
- Convenience and low friction
- Supplying and restocking purchases
- Shopping experience



CLIENTS B2B

- Lowest price per item
- Quick replenishment
- Need for credit for working capital

OPERATIONAL EXCELLENCE
IN EVERY STORE

Ability to offer **assortment of products, services and correct prices** to meet diverse consumers

Social Class[1]	Average household income[1]
A/B	~R$ 21 thousand
B	~R$ 11 thousand
B/C	~R$ 6 thousand
C	~R$ 4 thousand

[1]Geofusion (IBGE + ABEP classification - Brazilian Association of Research Companies)

Top Selling Brands by Category Jan – Sep/25	Congonhas	Teotônio Vilela
Soft drink	Coca Zero	Dolly
Condensed milk	Moça	Italac
Laundry detergent	Omo líquido	Brilhante em pó
Mini bread rolls	Panco	KIM
Beer	Original	SKOL



Assaí Congonhas
Assaí Interlagos
Assaí Cidade Dutra
Assaí Teotônio Vilela
~5KM
~8KM
~6KM

ALWAYS **EVOLVING,** TODAY ASSAÍ IS...

THE LARGEST AND MOST PRESENT Brazilian food retail company[1]

The most **VALUABLE BRAND** in the country's retail sector: **R$ 12 billion**[2]

~40M customer flow per month[3]

~60% household penetration in Greater São Paulo[4]

[1] Abras and NielsenIQ Homescan
[2] Interbrand, Brand Finance and TM20 + Infomoney
[3] One ticket equals 1.5 customers
[4] NielsenIQ Homescan

ASSAÍ VALUE ECOSYSTEM

ASSAÍ IN-STORE EXPERIENCE

- Fair price and savings
- Location as a competitive advantage
- In-store services (e.g., butcher shop, cold cuts...)
- Product variety adapted to regions and profiles
- Better ambience and service
- Efficiency and low-cost operating model

ASSAÍ ATACADISTA

CLIENTS B2C

New B2C Growth Avenues

Financial Services

Health & Wellness

Private Label

CLIENTS B2B

New B2B Growth Avenues

Financial Services

Private Label (Food Service)

Suppliers	**Business Intelligence:** Regional strategy leveraging national scale	**Private Label:** Negotiation strength and assortment optimization	**Retail Media:** Service offerings and relationship monetization

Enablers

Customer data and insights	Technology (Infrastructure and applications)	People and operating model



Investor Day ASSAÍ 2025

ANDERSON CASTILHO

VICE PRESIDENT OF OPERATIONS

EXPANSION OF THE ASSORTMENT **AND IMPROVED SHOPPING EXPERIENCE**

AIR CONDITIONING, LIGHTING, AMPLE PARKING, IN-STORE SERVICES, SELF-CHECKOUT




PADARIA
CAFETERIA





DIFFERENT
STORE FORMATS:

Ability to operate different models and segments for different audiences

From 3-5 thousand sqm
107 stores

Average area:
4.4 thousand sqm


NUMBER
OF STORES

Above 5 thousand sqm
170 stores

Average area:
6.0 thousand sqm

Average area:
2.3 thousand sqm

Up to 3 thousand sqm
29 stores

Expertise in operating different store formats

Layout adaptation

Informatization of in-store processes



MODEL EVOLVES WHILE **KEEPING LOW COSTS**



(% of Net Revenue)
Beginning of implementation of services in store
Beginning of hypermarkets[1] conversions
SG&A Pre-IFRS16
10.6%
10.5%
10.4%
10.2%
10.4%
11.1%
11.1%
11.0%
11.0%
9.6%
9.7%
9.7%
9.5%
9.3%
9.2%
9.4%
9.3%
9.3%
SG&A Post-IFRS16
7.1%
7.5%
7.2%
7.1%
7.5%
7.7%
6.5%
6.3%
6.4%
5.6%
5.3%
5.3%
5.7%
5.8
EBITDA Post-IFRS16
5.1%
5.2%
4.0%
4.2%
EBITDA Pre-IFRS16
2013
2014
2015
2016
2017
2018
2019
2020
2021[2,3]
2022[2]
2023
2024
Sep/25

[1]Conversions of 66 hypermarkets as announced in 2021; [2]SG&A Post-IFRS16 excludes pre-operating expenses; [3]Post-IFRS16 excluding tax credits | Source: Assaí

INITIATIVES FOR **ENERGY EFFICIENCY**

Self-Generation of energy

36 MWm | Equivalent to 1/3 of Assaí's current consumption

Operational efficiency with reduced electricity rates

Cost efficiency in relation to the captive market

Captive: **R$ 841/MWh**
Free market: **R$ 555/MWh**
(Jan-Sep/25)

34% SAVINGS


ASSAÍ ATACADISTA

EFFICIENCY INITIATIVES


04
08
BANCADA
SACOLAS

SELF CHECKOUT

Operational in
284 stores

Processing
~20% of tickets[1]


DELL

REMOTE SUPERVISION

Reduction in
waiting time from
2'30" → 22"

Rollout in **2026**

[1]Based on stores with self-checkout installed
Source: Assaí

Hello everyone, my name is Guilherme,
from the Operations team,

PHYGITAL: EVOLUTION IN THE CUSTOMER JOURNEY

STRENGTHENING THE PHYGITAL CHANNEL

- **44%** presence in AB classes
- **Expansion of purchasing options**, offering customers more convenience and ease

- **Meu Assaí App (3Q25):**
  Higher frequency: **44%**
  Higher average spend: **28%**
- **Identified sales** account for **46%** of total revenue

- **Last Mile:** +260% growth in sales from the partnership with iFood (3Q25 vs. 3Q24)
- Advances in the **picking process and service quality**

ASSAÍ ATACADISTA



Investor Day ASSAÍ 2025

WLAMIR DOS ANJOS

VICE PRESIDENT
COMMERCIAL AND LOGISTICS

AN EFFICIENT COMMERCIAL STRATEGY DRIVES PROFITABILITY

(% of Net Revenue; Pre-IFRS16)


Beginning of implementation of services in store
Beginning of hypermarkets[1] conversions
Gross Profit Pre-IFRS16
14.6%
14.7%
16.0%
16.4%
17.0%
16.3%
16.2%
16.5%
16.7%
EBITDA Pre-IFRS16
4.0%
4.2%
5.6%
6.3%
6.4%
5.3%
5.3%
5.7%
5.8%
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
Sep/25

[1]66 Hypermarket Conversions as Announced in 2021 | Source: Assaí

ASSAÍ IS PRESENT THROUGHOUT BRAZIL

AND FACES DIFFERENT COMPETITIVE DYNAMICS IN EACH MARKET AND REGION

STRUCTURE

13 Regional Offices

12 Distribution Centers

28 Purchasing Cells

4 Marketing Centers



DIRECTIONAL

Assortment, Pricing and Regional Communication

+3.7k suppliers, with 60% being regional

DIFFERENTIAL ASSAÍ

REGIONALIZATION

NEW COMMERCIAL SYSTEM

SUPPORTED BY A SOLID FOUNDATION THAT COMBINES A NEW OPERATING MODEL WITH TECHNOLOGICAL TOOLS FEATURING EMBEDDED AI

New Commercial System with AI

Category strategy | **Competitive positioning**

- Assortment
- Pricing and Promotion
- Negotiation
- Purchasing and Supply
- Regional Competitiveness Monitoring

OPERATING MODEL

- **Purchasing processes and the role of the buyer**
- **Organizational structure (Regional and Central)**

MODERNIZATION IN THE CORE

AIMING FOR GREATER VALUE CREATION

New Commercial System with AI

Assortment

Recommendation by product in store according to commercial strategy

Pricing and Promotion

Regionalized strategy and data centralization

Negotiation

Opportunities for regional and national negotiation

GREATER VALUE GENERATION AT THE POINT OF SALE, WITH BOOSTED EFFICIENCY

- **Agility**
- **Efficiency**
- **Competitiveness**
- **Margin**
- **Assortment**



Investor Day ASSAÍ 2025

MARLY YAMAMOTO

CMO

A BRAND THAT CONNECTS
WITH ALL REGIONS OF THE COUNTRY


Boa Vista
~5,150km
Natal
Rio Branco
~5,950km
Curitiba


North Cape
~4,890km
~4,396km
Istanbul
Lisbon
Athens

Source: Google Maps

A BRAND THAT CONNECTS **WITH ALL REGIONS OF THE COUNTRY**


ASSAÍ
O Assaí é o tchan do preço baixo!
Variedade de marcas. Tchan! Preço baixo é aqui. Tchan!


ASSAÍ ATACADISTA
NO FESTIVAL DE PARINTINS
PRA SUA ESTRELA BRILHAR MAIS FORTE!
PRO SEU CORAÇÃO BATER MAIS FORTE!


ASSAÍ
PREÇO BAIXO É BOM PRA TODOS!
PRO SEU COMÉRCIO, PRA SUA CASA, PREÇO BAIXO É NO ASSAÍ


MAIS QUE PREÇO BAIXO,
SUAS COMPRAS GRÁTIS!
ASSAÍ
Participe!
ANIVERSARIOASSAI.COM.BR
UM CERTIFICADO DE OURO DE
R$ 1 MILHÃO
MILHARES DE COMPRAS GRÁTIS
ATÉ R$ 750,00
MAIS DE
10 MILHÕES
EM PRÊMIOS DISTRIBUÍDOS

DATA THAT CREATES
RELATIONSHIP
AND VALUE

16 MILLION CONTACTABLE CUSTOMERS

PERSONALIZED
JOURNEYS AND OFFERS



INDIVIDUAL (B2C) **58%**[1]



FOOD SERVICE **26%**[1]



RESELLER **15%**[1]



USER **1%**[1]

[1]Representativeness in the sale of the Company

TECHNOLOGY AND AI AT THE SERVICE OF REGIONALIZATION

Exclusive solution in the sector for AI-driven regionalized communication

Agility in producing media and content:
1 day → 2 minutes
+1,000 pieces/month

Competitive advantage in food retail



ASSAÍ
DICAS
VIGOROSAS
VIGOROSAS
VIGOROSAS



ASSAÍ
Sexta e Sábado
FEIRASSAÍ

TV Offers / LEDs



DIAS IMBATÍVEIS
ASSAÍ
Tio Mingote
R$ 3,95
CADA



PREÇO BAIXO É BOM PRA TODOS!
ASSAÍ
ÁGUA SANITÁRIA YPÊ GALÃO 5L
R$ 9,99
CADA

Digital Offers



ASSAÍ
SUAS COMPRAS GRÁTIS!
APROVEITE AS OFERTAS E PARTICIPE!



ASSAÍ
R$ 4,45



ASSAÍ
R$ 19,99



ASSAÍ
R$ 9,39

INTELLIGENT COMMUNICATION **GEOFAST**

TECHNOLOGY AND AI DRIVING EFFICIENCY, RELEVANCE AND IMPACT

RETAIL MEDIA:
THE NEW FRONTIER

40 million
monthly customers

16 million
contactable customers

Platform
that connects data, audience and industry


GRANDES UNIDADES
CONFEITARIA
14
OFERTA
OFERTA


LACTA


VOCÊ ENCONTRA
CARNES SELECIONADAS
PARA TODAS AS OCASIÕES
Fribei+


ENTRADA
VIGOR


Nestlé
São JOÃO


50 ANOS

ASSAÍ ATACADISTA



Investor Day ASSAÍ 2025

AYMAR GIGLIO

TREASURY DIRECTOR AND INTERIM CFO

REDUCTION OF **LEVERAGE**

COVERAGE OF FINANCIAL EXPENSES

FINANCIAL EXPENSE / EBITDA (PRE-IFRS16)



EBITDA (R$ B)
Financial Expense / EBITDA (%)
2.9
35%
3.5
52%
4.2
45%
4.5
46%
No defined scale
25% - 30%
Ideal Level
2022
2023
2024
Set/25 LTM

LEVERAGE[1]



-1.43x
4.47x
3.80x
3.04x
~2.60x
No defined scale
2022
2023
2024
2025E

Opening of **~10 stores in 2025**

Capex of **R$1.0 to 1.2 billion** in 2025

Leverage **~2.6x by the end of 2025**

[1]Net Debt + Discounted Receivables + Payable Balance of Hypermarket Acquisitions / Pre-IFRS16 Adjusted EBITDA
Note: 2025E = 2025 Estimated | Source: Assaí

IMPROVED DEBT PROFILE

LONGER MATURITY AND LOWER AVERAGE COST

OPERATIONS

2024

R$ 6.6 bn in new funding

R$ 3.6 bn in prepayments of debts maturing in 2025 and 2026

2Q25

13th Debenture Issuance

R$ 1.5 bn, CDI+1.20%

Prepayment of **R$ 2 bn** (CDI +1.75%) with maturities in 2026 and 2027

3Q25

CPR Loan in R$

R$ 450M, CDI+0.95%

Prepayment of **R$ 500M** (CDI +0.93%) maturing in 2025

MATURITY SCHEDULE



(R$ Billions)
0.0
1.2
2.4
6.2
5.3
0.2
0.2
2025
2026
2027
2028
2029
2030
2031

Average term: **38** months

Average cost: **CDI+ 1.28%** p.a.

Note: Principal amount, excluding interest.

100% OF THE EXPANSION WAS FINANCED BY **CASH GENERATION**

Dec/21
Revenue[1]
R$ 46 bn

+R$ 38 bn in revenue (+83%)

Sep/25
Revenue[1]
R$ 84 bn



R$ 13.5 bn
INVESTMENTS
R$ 12.4 BILLION
R$ -7.4 bn
R$ -3.6 bn
R$ -1.4 bn
R$ -0.2 bn
R$ -6.6 bn
Operating Cash Generation
Expansion investments (new stores)
Payment for hypermarket acquisitions
Investments in maintenance and renovations including service implementation
Dividends
Interest payments

[1]Year-to-date last 12 months | Source: Assaí

REDUCTION IN **INVESTMENT LEVEL**

ALIGNED WITH THE DELEVERAGING STRATEGY

CAPEX:
R$1.0 – 1.2 bn

CAPEX:
~R$ 700 M



R$ 100 – 150 million
R$ 250 – 300 million
R$ 650 – 750 million
~R$ 100 million
~R$ 300 million
~R$ 300 million
2025
2026
Infrastructure, IT, and innovation projects
Maintenance and renovations
Equipment and new stores implementation

Opening of **~10** stores in 2026

CAPEX of **~R$ 700M** in 2026

ASSAÍ ATACADISTA



Investor Day ASSAÍ 2025

RODRIGO CALLISPERIS

CHIEF INFORMATION OFFICER

GROWTH AVENUES

ASSAÍ VALUE ECOSYSTEM

ASSAÍ IN-STORE EXPERIENCE

CLIENTS B2C

New B2C Growth Avenues

- Financial Services
- Health & Wellness
- Private Label

ASSAÍ ATACADISTA

- Fair prices and savings
- Location as a competitive advantage
- In-store services (e.g., butcher shop, cold cuts...)
- Assortment tailored to regions and customer profiles
- Better store environment and service
- Efficiency and low-cost operating model

CLIENTS B2B

New B2B Growth Avenues

- Financial Services
- Private Label (Food Service)

Suppliers	**Business Intelligence:** Regional strategy leveraging national scale	**Private Label:** Negotiation strength and assortment optimization	**Retail Media:** Service offerings and relationship monetization

Enablers

Customer data and insights	Technology (Infrastructure and applications)	People and operating model

TECHNOLOGY

DRIVING THE CORE



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ENTRAR OU CADASTRAR

- Integration of **new in-store services**
- **Modernization of DCs** with new WMS
- Integration of **new commercial tools**
- Increased **back-office efficiency**
- New **sales channels**
- Technology **modernization projects**

TECHNOLOGY

FOSTERING INNOVATION AND GROWTH

- Customer data and **insights**
- **Financial** Services
- New **growth avenues**
- Retail **Media**
- B2C and B2B **Digital Ecosystem**



EVOLUTION AND INNOVATION

USE OF TECHNOLOGY AS AN ENHANCER OF FUNDAMENTAL CONCEPTS IN ASSAÍ'S PERFORMANCE

ENABLERS

Assaí CO.LAB

Assaí's new business development

Operational efficiency

Foster agility, with automation and process improvements

AI for Scale Gains, Consumer Behavior Analytics, Chatbots for Customer Service

Training

Skills evolution, incorporating digital and innovation

+ People



Investor Day ASSAÍ 2025

SANDRA VICARI

VICE PRESIDENT OF PEOPLE MANAGEMENT AND SUSTAINABILITY

OUR PEOPLE ARE **DIVERSE**


ASSAÍ IS A
PORTRAIT OF BRAZIL

More than **90k** employees

- **5.3%** People with disabilities
- **+25.3%** Women in leadership
- **45.7%** Black professionals in leadership
- **67.2%** Black professionals
- **13.0%** Professionals aged 50+
- **+7,500** LGBTQIA+ professionals
- **+1,100** Migrant professionals

One of the **largest employers** in Brazil[1]

GPTW Seal[2]: Best food retail company to work for

Great Place To Work. Certificada

[1]Caged; [2]Companies with more than 50,000 employees

PEOPLE MANAGEMENT AND SUPPORTS THE ENSURES TODAY'S OPERATIONS EVOLUTION OF THE BUSINESS



ASSAI ATACADISTA





ENABLING THE OPERATION FOR TODAY

Ensuring adequate staffing for store operations, addressing the difficult structural scenario.

SUPPORT INNOVATION INITIATIVES

Supporting Assaí's future by driving the evolution of the business model.

PEOPLE MANAGEMENT ENSURES TODAY'S OPERATIONS AND SUPPORTS THE EVOLUTION OF THE BUSINESS


ASSAI ATACADISTA





ENABLING THE OPERATION FOR TODAY

Ensuring adequate staffing for store operations, addressing the difficult structural scenario.

SUPPORT INNOVATION INITIATIVES

Supporting Assaí's future by driving the evolution of the business model.

ENABLING THE OPERATION FOR TODAY

A UNIQUE SCENARIO DEMANDS NEW RESPONSES TO SUSTAIN ASSAÍ'S GROWTH

Restricted labor supply and high demand increasing competition

High sector turnover (55%[1]) requires attention to retention

+25
Initiatives implemented

45%
accumulated turnover in 2025, **below the market**

4.2%
medical absenteeism kept **within the limit**

Vacancy fill rate
~94%

+10%
of the workforce composed of professionals **aged 50+**

+3,000
hires in **2024**

[1]Turnover for the retail industry | Source: PWC

PEOPLE MANAGEMENT ENSURES TODAY'S OPERATIONS AND SUPPORTS THE EVOLUTION OF THE BUSINESS


ASSAÍ ATACADISTA


ASSAÍ



ENABLING THE OPERATION FOR TODAY

Ensuring adequate staffing for store operations, addressing the difficult structural scenario.

SUPPORT INNOVATION INITIATIVES

Supporting Assaí's future by driving the evolution of the business model.

SUPPORT INNOVATION INITIATIVES

EVOLUTION IN OPERATIONS

Pride in belonging, strengthening culture and engagement

Operational excellence, with attraction, development, and retention of employees

Assaí University:

88 programs

3,600 courses available

2.7 million training hours

Operations Trainee Program

80 participating employees

New work-journey **models**



EVOLUTION IN THE CORPORATE

Foster a culture that promotes **simplicity, agility, and innovation**

Encourage a continuous **learning environment**

Leadership training and development

42 thousand hours of training

Executive Academy

Focus on succession planning

Digital fluency training

Source: Assaí (Annual and Sustainability Report 2024)

A **FUTURE-ORIENTED** VISION DRIVES INITIATIVES **THROUGHOUT THE ENTIRE** COMPANY STRUCTURE

SIGNS OF THE FUTURE

Integrating new talent and capabilities at the corporate level

Macro Campaign for Culture and Engagement

Assaí CO.LAB: selection and integration of **new technologies into Assaí (AI)**

New Business Department: implementing new avenues of growth

Review of behaviors and inclusion of **new "Always Evolve" value:**

Simplicidade	Foco no cliente	Paixão pelo que fazemos	Compromisso com resultado	Cuidado com a Nossa Gente	Ética	Evoluir sempre
Simplicity	Customer Focus	Passion for What We Do	Commitment to Results	Care for Our People	Ethics	Always Evolving

ESG

SUSTAINABILITY STRATEGY

Driving shared prosperity through responsible and transparent operations, and reduced environmental impact

SUSTAINABILITY **STRATEGY**

Efficient operations

Climate change

Management waste

Supply Chain

Development of people and communities

Empowerment
Fighting hunger

Diversity

Assaí Institute

Ethical management and transparent

Ethics
Governance

IN COMBATING CLIMATE CHANGE

EFFICIENT OPERATIONS

Reduction goal of
-42%
scope 1[1] and 2[2] gases by 2030

GHG Protocol Gold Seal
4th
consecutive year

ENERGY

11
solar plants

99%
of stores powered by renewable energy sources

WASTE

+45%
waste reused

294
stores in the Destino Certo program



[1]Own emissions from the company; [2]Emissions from the consumption of electricity

3 YEARS

INSTITUTO ASSAÍ

AND THIS IS JUST THE START!

Food Safety

Entrepreneurship

Sport and Citizenship

1 million tons
of food donated

670k
meals with **10 solidary** kitchens

+6k
entrepreneurs supported through the Assaí Award

56k
certificates issued

NEW CYCLE


INSTITUTO ASSAÍ
2026-2030
Food Safety
Community Development
Entrepreneurship



VISION NEW CYCLE 2026 - 2030

A well-fed Brazil



VISION NEW CYCLE 2026 - 2030

A well-fed Brazil

OUR MISSION:

To be a driver of solutions that enhance food security, boost entrepreneurship, and develop communities through partnerships and coordinated efforts between public and private entities









VISION NEW CYCLE 2026 - 2030

A well-fed Brazil

OUR MISSION:

To be a driver of solutions that enhance food security, boost entrepreneurship, and develop communities through partnerships and coordinated efforts between public and private entities

WHO ARE:

We are the expression of Assaí Atacadista's social commitment, promoting connections and Initiatives that empower people and communities across the country

ASSAÍ ATACADISTA

Investor Day ASSAÍ 2025

COFFEE BREAK

15 minutes

ASSAÍ ATACADISTA



Investor Day ASSAÍ 2025

BELMIRO GOMES

CEO

ALWAYS **EVOLVING,** TODAY ASSAÍ IS...

THE LARGEST AND MOST PRESENT
Brazilian food retail company[1]

The most
VALUABLE BRAND
in the country's retail sector: **R$ 12 billion**[2]

~40M
customer flow per month[3]

~60%
household penetration in Greater São Paulo[4]

[1] Abras and NielsenIQ Homescan
[2] Interbrand, Brand Finance and TM20 + Infomoney
[3] One ticket equals 1.5 customers
[4] NielsenIQ Homescan

GROWTH AVENUES

ASSAÍ VALUE ECOSYSTEM

ASSAÍ IN-STORE EXPERIENCE

- Fair price and savings
- Location as a competitive advantage
- In-store services (e.g., butcher shop, cold cuts...)
- Product variety adapted to regions and profiles
- Better ambience and service
- Efficiency and low-cost operating model

ASSAÍ ATACADISTA

CLIENTS B2C

New B2C Growth Avenues

Financial Services

Health & Wellness

Private Label

CLIENTS B2B

New B2B Growth Avenues

Financial Services

Private Label (Food Service)

Suppliers	**Business Intelligence:** Regional strategy leveraging national scale	**Private Label:** Negotiation strength and assortment optimization	**Retail Media:** Service offerings and relationship monetization

Enablers

Customer data and insights	Technology (Infrastructure and applications)	People and operating model

GROWTH AVENUES

ASSAÍ VALUE ECOSYSTEM

ASSAÍ IN-STORE EXPERIENCE

- Fair price and savings
- Location as a competitive advantage
- In-store services (e.g., butcher shop, cold cuts...)
- Product variety adapted to regions and profiles
- Better ambience and service
- Efficiency and low-cost operating model

ASSAÍ ATACADISTA

CLIENTS B2C

New B2C Growth Avenues

- Financial Services
- Health & Wellness
- Private Label

CLIENTS B2B

New B2B Growth Avenues

- Financial Services
- Private Label (Food Service)

Suppliers

- **Business Intelligence:** Regional strategy leveraging national scale
- **Private Label:** Negotiation strength and assortment optimization
- **Retail Media:** Service offerings and relationship monetization

Enablers

- Customer data and insights
- Technology (Infrastructure and applications)
- People and operating model

ASSAÍ ATACADISTA



Investor Day ASSAÍ 2025

AYMAR GIGLIO

TREASURY DIRECTOR AND INTERIM CFO

FINANCIAL SERVICES

ASSAÍ PAY, SPIN-OFF OF FIC AND PORTFOLIO EXPANSION

Payments
Credit
Account/Fee Verification
Insurance



ASSAÍ

CLIENTS B2C

Current FIC

Passaí Card
(credit and debit)

Related Insurances to the Passaí card

CLIENTS B2B

Pilot

POS Machine

Anticipation of receivables

Debit card

Digital Account

Potential products

Personal loan

Consigned

Consortium and Capitalization

Mass Insurance
(For all Assaí customers)

Credit for working capital

Other payments
(out and online)

Private Label Card
(credit and debit)

Other credits
(Guaranteed account, check esp.)

Major value lever in Financial Services

CORPORATE FINANCIAL SERVICES

COMPLETE CYCLE OF SERVICES AND SOLUTIONS TO ATTRACT, MONETIZE AND RETAIN OUR CUSTOMERS

POS MACHINE
Participate in the day-to-day life of the B2B client

CASHBACK
Differential for attracting and retaining customers

MEU NEGÓCIO ASSAÍ (APP)
B2B client in the Assaí digital ecosystem

DIGITAL ACCOUNT
Enable Financial Services Expansion

DEBIT CARD
Complement Assaí Pay value proposition



Investor Day ASSAÍ 2025

SERGIO LEITE

NEW BUSINESS & INNOVATION EXECUTIVE DIRECTOR

HEALTH & WELLNESS

HEALTH & WELLNESS

WHY DISCUSS HEALTH & WELLNESS?

Population aging and health care

65% growth in Brazil vs 2010[1]

~20% of the Brazilian population in 2030[1]

~53% of the Brazilian population practices physical activities[2]

+27% Projected growth of the healthy food market in 2025[3]

Growth of GLP-1

Reduction of consumption and search for healthy options during and after treatment[4]

Large, profitable, resilient, and recurring market

Pharmaceutical retail in Brazil

~R$ **200B** (with an average gross margin of 30%)[5]

Health is a priority

69% of the high-income population does not plan to reduce spending (vs 51% in the low-income population)[4]

Global retailers and digital players invest in healthcare

Walmart: US$ 55B[6]

Kroger: US$ 15B[6]

Costco Wholesale: US$ 10B[7]

mercado livre: Acquisition CUIDAMOS FARMA

APPROVAL OF COMPLETE PHARMACIES IN THE SENATE (URGENCY REQUEST)

[1]IBGE public data; Bain Analysis; [2]Data Folha Survey; [3]Euromonitor International; 4Bain Brazil Consumer/Shopper Survey, developed by Offerwise; Jan '25, N=2068 ; 5Retail 360; Gross margin of ~30% Presentation of results (2024) of the companies: RD Saúde, PagueMenos and Panvel; [6]News Clipping; [7]CostCo Warehouse Guide Estimates (2023)

HEALTH & WELLNESS

PHARMACEUTICAL RETAIL REVENUE IS DRIVEN BY CHRONIC CUSTOMERS AND RX DRUGS

KEY LEARNINGS

1 **Chronic customers** hold an over-representation **in revenue (~80%)**

2 Beyond revenue, chronic customers have a **much higher purchase frequency**

3 With high frequency, chronic customers spend more on **planned shopping missions**

4 **Prescription medications (RX)** are the most relevant for chronic customers

ASSAÍ PHARMACY

Assaí holds a favorable strategic position to enter the pharmaceutical market

High purchase intent in C&C stores

78% showed a propensity to buy from **cash and carry format pharmacies** (Customer survey, Jun/25)

Large and attractive market

50% of the market is concentrated in **large chains**

Assaí with lower operational cost

Dilution of operating expenses

Source: BAIN & Company Study

PRIVATE LABEL

ASSAÍ PRIVATE LABEL

WHY AT THIS MOMENT?

Continuation of trade-down movements

Strong Assaí presence in strategic markets, such as São Paulo and Rio de Janeiro, generating **scale gains**

Strengthening the **low-price value proposition**

Assaí brand strength: **Quality, trust, and credibility**

ASSAÍ PRIVATE LABEL

STRENGTHEN POSITIONING WITH CUSTOMERS AND INDUSTRY

OBJECTIVES:

- Develop products with better cost-benefit
- Intensify competition with leading brands
- Margin improvement
- Customer loyalty

DEVELOPMENT ASSUMPTIONS:

- High-turnover products with strong market penetration
- Operate in higher-scale states
- Dedicated specialized team
- Leverage brand strength

OUR CURRENT **PORTFOLIO**


chef
Pão de Queijo
Congelado
chef
Pão de Queijo
Congelado
chef
Longa Fermentação
Peso Líquido
25kg
Pão Francês
chef
Brócolis
Congelado
chef
Batata Palito
chef
3,3kg
3,3kg
Catchup
chef
chef
Pastel
chef
chef

OUR CURRENT **PORTFOLIO**

NEW BRAND ARCHITECTURE

TWO BRANDS WITH DISTINCT VALUE PROPOSITIONS FOR DIFFERENT CONSUMERS: ASSAÍ AND CHEF (ENDORSED BY ASSAÍ)



chef

B2B CLIENTS FOOD SERVICE	B2C CLIENTS
Branding	
Maintain an already well-known brand among **transformative customers**	Accelerate consumer adoption, leveraged **brand strength and values**
Value Proposition	
More affordable price with a quality that rivals leading brands	
Assortment & Categories	
Products intended for **food service** and commodities, **with high volume formats**	**Key categories** with significant penetration



ASSAÍ

Assaí is the most valuable brand in the sector in the country[1]: Symbol of credibility and trust for the consumer

[1] Interbrand, Brand Finance e TM20 + Infomoney

ASSAÍ
ATACADISTA



Investor Day ASSAÍ 2025

BELMIRO GOMES

CEO

ASSAÍ STRATEGIC AGENDA
SHORT-TERM IMPACTED BY MACROECONOMIC SCENARIO


Contribution to value generation
Explore new formats
Growth in the C&C model
(market consolidator)
Efficiency and value extraction from the core
(New Products and services, segmentation and regionalization)
Deleveraging and falling interest rates
Time

Challenging macro scenario (interest rate and inflation), with **instability** in the coming years

Focus on deleveraging before resumption of investments

FINANCIAL SERVICES SUPPLEMENTS

AI VITAMINS WORLD HEALTH

PRIVATE LABEL SERVICES

PHYGITAL HEALTHY AI

INNOVATION IN & OUT

ASSAÍ ATACADISTA

Investor Day ASSAÍ 2025

QUESTIONS & ANSWERS

Investor Day ASSAÍ 2025

ASSAÍ
ATACADISTA

Para todos, de Sol a Sol.